UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C.  20549



                           FORM 10 - SB


   GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
                              ISSUERS
 Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                  E-Com Technologies Corporation
          (Name of Small Business Issuers in its charter)


             Nevada                          98-0199981
(State of other jurisdiction of    (I.R.S. Employer Identification
 incorporation or organization                 Number)


 388-1281 West Georgia Street,                 V6E 3J7
    Vancouver, B.C., Canada
(Address of principal executive              (zip code)
            offices)


Issuer's telephone number: (604) 608-6336


Securities to be registered under section 12(b) of the Act:

      Title of Each Class          Name on each exchange on which
      To be so registered          Each class is to be registered






Securities to be registered under section 12(g) of the Act:

Common Stock, $0.001 par value per share, 90,000,000 shares authorized, 12,501,913 issued and outstanding as of September 11, 2000.


/1/




                         TABLE OF CONTENTS

                                                              Page
                                                              ----
Part I                                                          3

      Item  Description of Business                             3
      1.

      Item  Management's Discussion and Analysis and Plan of    8
      2.    Operation

      Item  Description of Property                             9
      3.

      Item  Security Ownership of Management                    9
      4.

      Item  Directors and Executive Officers                   10
      5.

      Item  Executive Compensation                             12
      6.

      Item  Certain Relationships and Related Transactions     12
      7.

      Item  Description of Securities                          13
      8.

Part II                                                        14

      Item  Market for Common Equity and Related Stockholder   14
      1.    Matters

      Item  Legal Proceedings                                  14
      2.

      Item  Changes in and Disagreements with Accountants      14
      3.

      Item  Recent Sales of Unregistered Securities            14
      4.

      Item  Indemnification of Directors and Officers          15
      5.

Part F/S                                                       F-1

      Item  Financial Statements                               F-1
      1.

Part III                                                       17

      Item  Index to Exhibits                                  17
      1.


/2/





                   Forward Looking Statements

     Some of the statements contained in this Form 10-SB that are not historical facts are "forward-looking statements" which can be identified by the use of terminology such as "estimates," "projects," "plans," "believes," "expects," "anticipates," "intends," or the negative or other variations, or by discussions of strategy that involve risks and uncertainties. We urge you to be cautious of the forward-looking statements, that such statements, which are contained in this Form 10-SB, reflect our current beliefs with respect to future events and involve known and unknown risks, uncertainties and other factors affecting our operations, market growth, services, products and licenses. No assurances can be given regarding the achievement of future results, as actual results may differ materially as a result of the risks we face, and actual events may differ from the assumptions underlying the statements that have been made regarding anticipated events. Factors that may cause actual results, our performance or achievements, or industry results, to differ materially from those contemplated by such forward-looking statements include without limitation:

     Our  ability  to  maintain,  attract  and  integrate  internal
management,   technical  information  and  management   information
systems;

1.   Our ability to generate customer demand for our services;
2.   The intensity of competition; and
3.   General economic conditions.

     All written and oral forward-looking statements made in connection with this Form 10-SB that are attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. Given the uncertainties that surround such statements, you are cautioned not to place undue reliance on such forward-looking statements.

                              Part I

We are filing this Form 10-SB on a voluntary basis to:

1. Provide current, public information to the investment community;

2. Expand the availability of secondary trading exemptions under the Blue Sky laws and thereby expand the trading market in our securities; and

3. Comply with prerequisites for listing of our securities on the NASD OTC Bulletin Board.

Item 1.     Description of Business

A.   Business Development and Summary

     We were formed as a Nevada Corporation on January 29, 1999 under the name E-Com Technologies Corporation. Our articles authorize us to issue up to 90,000,000 shares of common stock at a par value of $0.001 per share and 10,000,000 shares of preferred stock at par value. We are filing this Form 10-SB voluntarily with the intention of establishing the fully reporting status with the SEC. The fully reporting status is a necessary step in accomplishing our goal of having our stock listed on the OTC Bulletin Board in the future. Consequently, we will continue to voluntarily file all necessary reports and forms as required by existing legislation and the SEC rules. Presently, we have no market maker and we have not discussed with any market maker or registered broker any aspects of our operations.

     We develop solutions for e-commerce and on-line businesses. We develop web sites with on-line transaction processing, ordering systems, payment systems, databases and other features tailored specifically to meet each client's needs. We also provide e-commerce consulting and development, as well as Internet marketing services, which we believe will generate a secondary source of
revenues.   We  carry on business in

/3/

Canada through a wholly  owned
subsidiary, E-Com Consultants (Canada) Corporation, incorporated in British Columbia, Canada. E-Com Consultants provides us with a Canadian presence and extends our marketing capabilities. We intend to carry on business in the US through E-Com Technologies Corporation.

     To date, we have developed three Internet sites owned and operated by the Company. The first site we own and operate is our corporate home page at www.ecom-technologies.com. This site outlines the services we provide, from web site design and implementation to hosting, marketing and full customer support. We also own and operate an information technology web-store, located at www.itwebstore.com, which serves as an intermediary between the manufacturer or supplier and consumer, and therefore carries no inventory. The third site is www.domaindiscounters.net, which is a wholesaler and retailer of domain name registration and related services, including web hosting.

     We have also completed development of various Internet ordering browser applications, database systems and web sites for clients. In addition, we offer web hosting, Internet marketing services, web based applications programming and web site maintenance for clients.

     However, we are a small company that develops services for use on the Internet, and we face all of the risks inherent in a competitive and rapidly changing environment. Our success must be considered, in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the development, introduction, marketing and distribution of services in a competitive environment.

B.   Business of Issuer

   (1)  Principal services and principal markets

     We provide fully integrated solutions and services to assist businesses build, deploy and maintain e-commerce web sites. We also develop database driven web sites for clients. Our solutions are designed to help businesses accept transactions and run applications on the web. We also provide on-going consulting, development, Internet marketing and web hosting facilities to our clients. Most businesses typically require easy-to-use solutions that enable them to build or enhance their web sites quickly and efficiently, add key functions such as electronic commerce or web applications and work with a variety of industry standards and platforms. We design products and services to specifically address these needs.

     However, we have a limited operating history, and we face all of the risks inherent in any business and especially with a company servicing a new and developing market. These risks include, but are not limited to, market acceptance and penetration of our services, our ability to distribute and market our services and software, management of the costs of conducting operations, general economic conditions and other factors, some of which are beyond our control. We cannot assure you that we will be successful in addressing these risks. Failure to successfully address these risks could have a material adverse effect on our operations.

(2)  Distribution methods of our services

     Our marketing strategy is to promote, advertise and increase our brand visibility and attract new customers through multiple channels, including:

1.   Developing strategic alliances,
2.   Establishing our brand name and
3.   Direct marketing to existing and potential customers.

     We believe that the use of multiple marketing channels will reduce our reliance on any one source of customers, lower customer costs and maximize brand awareness.

/4/

     Strategic alliances

     We may pursue strategic alliances with partners who have established operations. We believe that these joint venture relationships, if successful, will allow us to gain additional insight, expertise and penetration in markets where joint venture partners already operate, and may increase our revenue and income growth. No specific agreements have been signed, and no assurance can be given that any agreements will be effected, or if effected, will be successful.

     Establish our name brand

     We believe that building awareness of the E-Com Technologies brand is important in establishing and expanding our customer base. We intend to introduce marketing efforts to build our user base and brand name. We plan to launch an advertising campaign online, initially, and in traditional media as our revenues permit, to attract new users. The campaign is expected to include sponsorship placements on high traffic web sites, targeted opt-in E-mail and promotions on our web site and our client's web sites.

     Direct Marketing

    We plan to communicate on a regular basis with our customers who have requested to be updated on new developments and e-commerce opportunities. We believe this proactive marketing approach will allow us to alert existing customers to potential business opportunities. In addition, we intend to send qualify sales leads through a telemarketing campaign to businesses whose contact information we obtained from marketing research companies or publicly available business directories.

    Our marketing efforts to date have consisted of news releases, Internet associate programs, outside sales teams and telemarketing staff to identify leads for salespersons. Our news releases can also be viewed on our Internet home page (www.ecom-technologies.com). Announcements regarding our activities are publicized to generate interest in our services. We also participate in a co-branding strategy with the web sites we own and those we have developed for our clients. This strategy provides us the ability to place links to our web sites on the sites of our clients and various other companies. In exchange, we place links and advertisements of those companies on our sites. These arrangements are on a month-to-month basis and can be terminated at any time at the discretion of either party.

    Our ability to distribute and generate awareness of our services must be considered in light of the risks, expenses and difficulties frequently encountered by companies in new and highly competitive markets. We cannot assure you that we will be successful in attracting and retaining new and existing customers, and the failure to do so would have a material adverse effect on our business operations.

 (3)  Status of any announced new service

As of September 11, 2000, we have:

1.   Developed and implemented a business plan;

2. Recruited and retained an appropriate management team, board of directors, programming and marketing staff;

3. Attained capital that we believe will be sufficient for the next six months of operations;

4.   Developed our corporate web site at www.ecom-technologies.com;

5. Developed two other wholly-owned e-commerce web sites to generate revenues;

6. Completed development of Internet applications, database systems and web sites for clients; and

7.   Set up web hosting facilities in-house.


/5/

     We have commenced planned principal operations and have begun generating revenues. However, we expect our industry to become increasingly competitive. We intend to compete by targeting small- to mid-sized e-commerce and on-line businesses and by catering to the needs of these clients. Our goal is to ensure client satisfaction with our services and to develop a reputation for client service. We also expect to directly market services developed specifically for small- to mid-sized e-commerce businesses.

 (4)  Industry background

     E-commerce and Internet use has experienced exponential growth in recent years as more and more businesses and customers are coming on-line. The industry is expected to continue this growth in the coming years at an unprecedented rate. We expect that there will be a significant demand for our services in both the short and long term given the number of potential customers and clients and the growth expected in the industry.

     Although web access has become relatively simple, it is difficult and expensive to build an effective web presence. The challenges of building a successful Internet or intranet web site require solutions that address planning, design, building and deployment, as well as web site promotion and maintenance after the web site is placed online. Companies are often also faced with a difficult "make or buy" decision, either to build a web site by using in-house resources or third-party service providers, or to develop a web site with available "off-the-shelf" applications. Key factors influencing their choice of solutions include ease and flexibility of building, construction time and cost and the cost and flexibility of later maintaining and enhancing their web site. In addition, the web utilizes multiple standards and platforms, including different web browsers, databases and web servers, which increase the complexity of building a site that operates in multiple environments.

     The first generation of web site building products was technically difficult to use and generally required the programming expertise of a limited number of highly skilled users such as hypertext mark-up language programmers or highly skilled designers. The second generation of products and online services that facilitated web site building targeted consumers with personal "home page" building tools and casual desktop users with the ability to publish simple, static information. Although third party service providers and in-house information system personnel can provide technical coding, these resources are expensive and may not provide the flexibility required to develop and maintain dynamic, evolving web sites. In addition, third party and in-house IS solutions have excluded key business users from the web site building and maintenance process, rather than fostering a collaborative site building development process, which includes content contributions from such users.

     We plan to develop and market solutions and services that enable businesses to deploy and maintain e-commerce and on-line web sites. Our e-business solutions are designed to help businesses conduct e-commerce and run e-applications on the web. We also provide on-going consulting and development to our clients. Most businesses typically require web site design and development, web site hosting and maintenance, electronic commerce or web applications, Internet marketing services. Our professional services work with a variety of industry standards and platforms. We design products and services to address these needs.

 (5)  Raw materials and suppliers

     We provide computer programming and Internet professional services, including design, development, hosting and marketing. We commonly hire suppliers of these professional services on a contract basis, as is commonly done in the programming and Internet professional services industries. We obtain computer hardware and software products from independent third parties for sale through IT Webstore.


/6/


 (6)  Customers

     We believe that our ability to establish and maintain long-term relationships with our customers and encourage repeat business depends, in part, on the strength of our customer support and service operations and staff. We value frequent communication with and feedback from our customers to continually improve our services. We plan to offer e-mail addresses to enable customers and visitors to our web sites to request information and to encourage feedback and suggestions. We expect to handle general customer inquiries, answering customer questions about the web designing process and inquiries regarding the status of contracted projects.

     We provide Internet-related consulting services. We plan to reach prospective customers via strategic partnerships, our web site, direct marketing and affiliate programs. For the six months ended June 30, 2000, we have generated $16,613 of sales revenue. For the period January 29, 1999 to December 31, 1999 we generated $46,467 of sales revenue.

 (8)  Regulation

     We are not currently subject to direct regulation by any domestic or foreign governmental agency, other than regulations applicable to businesses generally, export control laws and laws or regulations directly applicable to e-commerce. However, the growth and development of the market for e-commerce may prompt more stringent consumer protection laws that may impose burdens on online businesses. The adoption of additional laws or regulations may decrease the growth of the Internet or other online services, which could, in turn, decrease the demand for our services and increase the cost of doing business. The applicability of existing laws governing issues such as property ownership, copyrights, encryption and other intellectual property issues, taxation, libel, export or import matters and personal privacy to the Internet is uncertain.

 (9)  Effect of existing or probable government regulations

     We believe that we will be able to comply in all material respects with laws and regulations governing the on-line commerce industry, and that such laws will not have a material effect on our operations. However, due to the increasing usage of the Internet, various federal and state agencies may propose new legislation that may adversely affect our business, financial condition and results of operations. We are not aware of any probable government regulations that may adversely affect our Internet operations.

     The vast majority of laws were adopted prior to the broad commercial use of the Internet and related technologies. As a result, they do not contemplate or address the unique issues of the Internet and related technologies. Changes to these laws intended to address these issues could create uncertainty in the Internet marketplace. This uncertainty could reduce demand for services or increase the cost of doing business due to increased costs of litigation or increased service delivery costs.

 (12)  Employees

     We presently have nine full time employees and no part time employees. Our employees are currently not represented by a collective bargaining agreement, and we believe that our relations with our employees are good.

     In addition, we frequently contract independent designers and consultants to complete projects with us. These designers and consultants are utilized and paid on a per-project basis and can be terminated at the discretion of either party by providing written notice. Initiation of the termination process will begin the first day of the calendar month following receipt of the termination notice. However, no termination notice may be delivered by either party until the project has been completed and all invoices settled.


/7/


Item 2.     Management's Discussion and Analysis and Plan of
Operation

Forward Looking Statements

     When used in this Form 10-SB and in our future filings with the Securities and Exchange Commission, the words or phrases "will likely result," "management expects," or "we expect," "will continue," "is anticipated," "estimated" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.
Readers are cautioned not to place undue reliance on any such forward-looking statements, each of which speak only as of the date made. These statements are subject to risks and uncertainties, some of which are described below. We have no obligation to publicly release the result of any revisions that may be made to any forward-looking statements to reflect anticipated events or circumstances occurring after the date of such statements.

A.   Management's Plan of Operation

(1)  The following comprises the capitalization history for  E-Com
Technologies:

1. On January 31, 1999, three founding shareholders purchased 3,000,000 shares of our authorized common stock at par value for cash or $3,000. This original stock offering was made in accordance with Section 4(2) of the Securities Act of 1933, as amended.

2. On April 4, 1999, we completed an offering of 1,200,000 shares of common stock to six investors at par value for total receipts of $1,200. This offering was made in reliance upon an exemption from the registration provisions of the Securities Act of 1933, as amended, pursuant to Regulation D, Rule 504 of the Act.

3. On April 30, 2000, we issued 529,960 shares of common stock to 66 individual shareholders at a price of $0.25 per share, for total receipts of $132,490 ($119,990 in cash and $12,500 as payment for services). This offering was made in reliance upon an exemption from the registration provisions of the Securities Act of 1933, as amended, in accordance with Regulation D, Rule 504 of the Act.

4. On April 30, 2000, we completed an offering pursuant to Regulation S of the Securities Act of 1933, as amended. We sold
270,805 shares of common stock to 22 unaffiliated shareholders and two affiliated shareholders, at a price of $0.25 per share for cash consideration of $67,276 in cash and $425 in services.

5. On May 23, 2000, we initiated a forward stock split of two and a half shares to one share of common stock. This brought our issued and outstanding shares of common stock to 12,501,913.

     As of the date of this filing, we have 12,501,913 shares of par value common voting stock issued and outstanding, which are held by approximately 99 shareholders of record. We have adequate financial resources to carry on operations for a period of six months assuming no revenues are earned, however, if our capital requirements are greater than our financial resources, we may be required to raise additional capital via a public or private offering. In the meantime, our officers and directors plan to advance us funds on an as-needed basis, although there is no definitive or legally binding arrangement to do so. There are no preliminary loan agreements or understandings between us, our officers, directors or affiliates or lending institutions. We currently have no arrangements or commitments for accounts and accounts receivable financing. There can be no assurance that any such financing can be obtained or, if obtained, that it will be on reasonable terms.

     To date, we have generated $63,080 in sales revenues and devoted our efforts primarily to developing our services, implementing our business strategy and raising working capital through equity financing. Our revenues are primarily dependent upon our ability to cost-effectively and efficiently develop and market e-commerce solutions, web site design and development, web site hosting and Internet marketing services. Our priorities for the next 12 months of operations are:


/8/


1.   Continuing to market our services,

2.   Developing strategic relationships,

3.   Further establishing our brand identity, and

4.   Responding to competitive developments.

     We cannot guarantee you that we will be able to compete successfully or that the competitive pressures we may face will not have a material adverse effect on our business, results of operations and financial condition. Additionally, intensified competition in the e-business solutions market could force us out of business.

(2) Our net loss for the six months ended June 30, 2000 was $102,761. Our net loss was primarily attributable to total expenses of $109,140. The majority of these expenses were due to consulting and professional fees and general and administrative costs.

     Our net income for the year ending December 31, 1999 was $3,347. As of December 31, 1999, one customer provided $45,537 or the total $46,467 of revenues reported. Since that time, we have not generated any revenue from that customer.

     We   may  experience  significant  fluctuations  in  operating
results in future periods due to a variety of factors including the following risks:

1. We may need to obtain additional financing in the event that we are unable to realize sales of our services or collect accounts receivable;

2.   Our market is highly competitive;

3. The market in which we operate is subject to rapid technological change, which could render our services obsolete; and

4.   We may experience difficulty in managing growth.

Item 3.     Description of Property

A.   Description of Property

     Our  corporate  headquarters  are  located  at  388-1281  West
Georgia Street, Vancouver, B.C., Canada V6E 3J7. We rent this approximately 1,500 square foot office space for $1,690 per month on a month-to-month basis. We believe this is currently suitable for our main administrative office. We do not have any additional facilities. There are currently no proposed programs for the renovation, improvement or development of the property currently being utilized by us.

Item 4.     Security Ownership of Management

A.   Security Ownership of Management

     The following table sets forth as of June 30, 2000 certain information regarding the beneficial ownership of our common stock by:

1. Each person who is known us to be the beneficial owner of more than 5% of the common stock,

2.   Each of our director and executive officers and

3.   All of our directors and executive officers as a group.

     Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of common stock beneficially owned by them, except to the extent such power may be shared with a spouse. No change in control is currently being contemplated.


/9/


 Name and Address      Shares Beneficially    Percentage of Shares
                              Owned               Outstanding
 ================      ===================    ====================

James Malish                2,500,000                20.00%
#388-1281 W. Georgia
St.
Vancouver, B.C.,
Canada V6E 3J7

Ron Jorgensen               2,500,000                20.00%
#388-1281 W. Georgia
St.
Vancouver, B.C.,
Canada V6E 3J7

Kyle Werier                 2,500,000                20.00%
#388-1281 W. Georgia
St.
Vancouver, B.C.,
Canada V6E 3J7

Total ownership by          7,500,000                60.42%
our officers and
directors (three
individuals)



B.   Persons Sharing Ownership of Control of Shares

     No person other than James Malish, Ron Jorgensen and Kyle Werier owns or shares the power to vote 5% or more of our securities.

Item 5.     Directors and Executive Officers

A.   Directors and Executive Officers

     The following table sets forth certain information with respect to each of our executive officers or directors.


Name          Age             Position                Appointed
====          ===           ===========              ===========

James Malish   43            President,              January 29,
                        Chairman of the Board            1999

Ron Jorgensen  33     Chief Financial Officer,       January 29,
                       Secretary and Treasurer           1999

Kyle Werier    34    Vice President of Corporate     January 29,
                             Development                 1999

R. Scott       33             Director               September 8,
Irwin                                                    1999

Jeff Quennell  34             Director               September 8,
                                                         1999


B.   Work Experience

     James Malish, President, Chairman of the Board - Mr. Malish has over 14 years of programming experience, most of which has been in the areas of database design and new application development. Mr. Malish began his education in Edmonton as an Applied Researcher in college. After receiving his diploma as an Applied Researcher, he enrolled in a Computer Systems course at The Northern Alberta Institute of Technology. After graduating from NAIT in 1989, Mr. Malish worked for a transportation company for five


/10/


years  as  a
programmer  and  network  administrator  where  he  developed   his
programming   skills  and  also  gained  valuable   experience   in
relational databases.

     In 1994, Mr. Malish moved to Vancouver and founded Micro Man Systems, Inc., which specialized in multimedia and text-to-speech applications software programs. In 1996, he accepted a position as the Lead Programmer and PC Specialist for NorthWest Life Assurance Company in Vancouver. His duties at NWL included the design, programming and implementation of a new policy tracking system and network administration.

     Ron Jorgensen, CFO, Secretary and Treasurer - Mr. Jorgensen is a Certified Public Accountant, a Chartered Accountant and has obtained a degree in Business Administration from Simon Fraser University. He has also completed the Canadian Securities Course with an honors standing, as well as various professional development courses related to corporate finance and accounting.

     After completing his collegiate study, Mr. Jorgensen worked for four years in public accounting with Price Waterhouse in Vancouver, advising clients in the Independent Business Services Group. He then left public practice to work in the Managed Accounts Department of a National Securities Dealer based in Vancouver. Prior to joining E-Com, he has spent the last four years as a financial consultant, offering services in corporate finance, management consulting, accounting and taxation to clients in a variety of industries.

     Kyle M. Werier, Vice President of Corporate Development - Mr. Werier was registered as a securities broker and investment advisor in 1989 in Ontario, Canada. Mr. Werier worked with several underwriters before entering the mining sector in the early 1990's. During the next several years, Mr. Werier was associated with a variety of mining companies both as a geo-tech field consultant and later in an investment relations capacity. Mr. Werier was involved in raising equity financing and corporate communications consulting for the later part of the 1990s for public companies listed on the Vancouver Stock Exchange, the Alberta Stock Exchange and NASD OTC-BB quoted companies. Mr. Werier is currently president of Profit Communications, a private capital finance and investor relations firm.

     R. Scott Irwin, Director of Technology Operations - Mr. Irwin is currently employed by Fairmont Hotels. He is responsible for the technological direction of the corporation in over 35 International Hotels. Locations include properties in North America and Mexico.

     Mr. Irwin began his career in the hospitality industry over 15 years ago. Working his way through the hotel ranks, reaching a position as Assistant Controller for a hotel in Vancouver, he then re-focused his career into Information Systems. After graduating from the British Columbia Institute of Technology in 1992 with a diploma in Computer Systems Technology, he worked for a high technology company in the medical industry. His position moved him to St. Louis, Missouri, where he was responsible for the management of a project implementation of an enterprise-wide image management solution at the Barnes Mallinckrodt Institute of Radiology.

     He then returned to the hospitality industry, accepting employment with Canadian Pacific Hotels in Vancouver as the Manager of Information Systems for the Hotel Vancouver and Waterfront Centre Hotel. Within a year and a half, he was promoted to Regional Manager of Information Systems, responsible for the management of multiple information systems departments and support the day-to-day technical operations of the properties located within British Columbia.

     Jeff Quennell, Director - Mr. Quennell is employed Motorola in the capacity of Account Executive to a major telecom original equipment manufacturer with responsibilities in Calgary, Alberta and Monterey, Mexico.


/11/


     Mr. Quennell began his career in the electronics industry in 1987 after completing his Bachelor of Science from DeVry Institute at Phoenix, Arizona. After six years in the role of Sales/Service Manager in Toronto at the largest independent diagnostic imaging company in Canada, he was promoted to open and manage the Calgary sales and service office.

     In 1997, Mr. Quennell accepted the position of Account Executive at Motorola's Semiconductor Products Sector. His tactical responsibilities include logistical support to service Nortel Network's production facilities in Calgary and Monterey, Mexico. He also has the strategic responsibility to drive embedded silicon architectures and software solution into Nortel's Enterprise Networks Technology and Engineering - Design community in Calgary.

Item 6.     Executive Compensation

Remuneration of Directors and Executive Officers

     We do not currently have employment agreements with our executive officers but expects to sign employment agreements with each in the next approximately six months. Our officers provide us with professional services. Each officer receives up to $2,000 per month for the services they provide. The expenses incurred due to these expenses totaled $24,490 for the six months ended June 30, 2000 and $6,122 and for the period from January 29, 1999 to December 31, 1999.

     Name             Capacities in which              Annual
                   Remuneration was Recorded        Compensation
    =====          =========================        ============

 James Malish      President, Chairman of the         $24,000
                             Board

Ron Jorgensen       Chief Financial Officer,          $24,000
                    Secretary and Treasurer

 Kyle Werier      Vice President of Corporate         $24,000
                          Development


Compensation of Directors

     There were no arrangements for our directors to be compensated for the period from January 29, 1999 to June 30, 2000, for service provided as a director. Directors are expected to participate in the stock option plan described below.

Stock Option Plan

     On May 23, 2000, the Board of Directors approved a stock option plan for the benefit of our officers, directors, employees and service providers. Under the plan we may grant stock options on common shares up to a maximum quantity, in aggregate, equal to 10% of the issued and outstanding common shares. Additionally, the exercise price of the stock options will be determined by the board of directors at the time the stock options are granted. To date, no options have been granted under this plan.

Item 7.     Certain Relationships and Related Transactions

     Capitalization of E-Com Technologies, Inc.

     We were formed on January 29, 1999 in the State of Nevada. On January 31, 1999, we received written offers from the following individuals to initially capitalize E-Com Technologies Corporation:
Ron  Jorgensen  to


/12/


purchase a total of 1,000,000 shares  of  common
stock, par value, Kyle Werier to purchase a total of 1,000,000 shares of common stock at par value, and James Malish to purchase a total of 1,000,000 shares of common stock at par value. Receipts from these individuals totaled $3,000 - all of which is classified as stockholder's equity - to cover the issuance of these securities.

     E-Com Consultants (Canada) Corporation

     Our Canadian operations are conducted through a wholly owned subsidiary, E-Com Consultants (Canada) Corporation, incorporated in British Columbia, Canada. E-Com Consultants provides us with a Canadian presence and extends our marketing capabilities.

     IT Webstore (Itwebstore.com)

     We own and operate an Internet store that sells and leases computer hardware and software, located at www.itwebstore.com.
Itwebstore.com   is   owned  and  operated  by  E-Com   Consultants
Corporation.

      Domain Discounters Network (domaindiscounters.net)

     We own and operate a web site, which offers wholesale and retail domain registration and web hosting at www.domaindiscounters.net. Domain Discounters is owned and operated by E-Com Consultants Corporation.

Item 8.     Description of Securities

     Our authorized capital stock consists of 90,000,000 shares of common stock, par value, $0.001, per share and 10,000,000 shares of preferred stock, par value. As of September 11, 2000, we had 12,501,913 shares of common stock outstanding. To date, we have not issued preferred stock. The holders of shares of our common stock are entitled to one vote for each share on all matters on which the holders of common stock are entitled to vote. There is no cumulative voting for the election of directors. Subject to the rights of any outstanding shares of preferred stock, the holders of our common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefore. Holders of our common stock are entitled to share ratably in our net assets upon liquidation or dissolution after payment or provision for all liabilities and the preferential liquidation rights of any shares of preferred stock then outstanding. Our holders of common stock have no pre-emptive rights to purchase any shares of any class of our stock. All outstanding shares of common stock are, and our shares of common stock to be issued pursuant hereto will be, upon payment therefore, fully paid and non-assessable.


/13/


                              Part II

Item 1.     Market for Common Equity and Related Stockholder
Matters

B.    Holders

     As   of   September   11,  2000,  we  had  approximately   99
stockholders of record.

D.     Reports to Shareholders

     We will furnish our shareholders with annual reports containing audited financial statements and such other periodic reports as we determine to be appropriate or as may be required by law. We are filing this Form 10-SB voluntarily with the intention of establishing the fully reporting status with the SEC. Upon the effectiveness of this Registration Statement, we will be required to comply with periodic reporting, proxy solicitation and certain other requirements by the Securities Exchange Act of 1934. Consequently, we will voluntarily file all necessary reports and forms as required by existing legislation and the SEC rules.

E.     Transfer Agent and Registrar

     The Transfer Agent for our shares of common voting stock is Shelley Godfrey, Pacific Stock Transfer Company, 5844 S. Pecos, Suite D, Las Vegas, Nevada 89120, (702)-361-3033.

Item 2.     Legal Proceedings

     We are not currently involved in any legal proceedings nor do we have any knowledge of any threatened litigation.

Item 3.     Changes in and Disagreements with Accountants

     We have had no disagreements with our independent accountants.

Item 4.     Recent Sale of Unregistered Securities

     The following discussion describes all the securities we have sold since our inception:

     On January 31, 1999, three founding shareholders purchased 3,000,000 shares of our authorized common stock at par value for cash or $3,000. This original stock issuance was made in accordance with Section 4(2) of the Securities Act of 1933, as amended. No underwriting discounts or commissions were paid in this offering.

     On April 4, 1999, we completed an offering of shares of common stock in accordance with Regulation D, Rule 504 of the Securities Act of 1933, as amended, on a best efforts basis that was not underwritten, where by we sold 1,200,000 shares of our common stock, at par value, to six unaffiliated shareholders for total receipts of $1,200.

     On April 30, 2000, we completed an offering pursuant to Regulation S of the Securities Act of 1933, as amended, on a best efforts basis that was not underwritten. We sold 270,805 shares of common stock to 22 unaffiliated shareholders and two affiliated shareholders, at a price of $0.25 per share, for cash consideration of $67,276 and in lieu of services rendered of $425. All shareholders are residents of Canada and none are our officers or directors.


/14/


     On April 30, 2000, we completed an offering of shares of common stock in accordance with Regulation D, Rule 504 of the Securities Act of 1933, as amended, on a best efforts basis that was not underwritten, where by we sold 529,960 shares of our common stock, at $0.25 per share, to 66 unaffiliated shareholders for total receipts of $132,490 ($119,990 in cash and $12,500 as payment for services rendered).

     On May 23, 2000, we initiated a forward stock split of two and a half shares to one share of common stock. This brought our issued and outstanding shares of common stock to 12,501,913.

Item 5.     Indemnification of Directors and Officers

     Neither our Articles of Incorporation nor our bylaws provide for the indemnification of a present or former director or officer. However, pursuant to Nevada Revised Statutes Section 78.750 and 751 we must indemnify any of our directors, officers, employees or agents who are successful on the merits or otherwise in defense on any action or suit. Such indemnification shall include, expenses, including attorney's fees actually or reasonably incurred by him. Nevada law also provides for discretionary indemnification for each person who serves as or at our request as one of our officers or directors. We may indemnify such individuals against all costs, expenses and liabilities incurred in a threatened, pending or completed action, suit or proceeding brought because such individual is one of our directors or officers. Such individual must have conducted himself in good faith and reasonably believed that his conduct was in, or not opposed to, our best interests. In a criminal action, he must not have had a reasonable cause to believe his conduct was unlawful.


/15/



                             Part F/S

Item     1.            Financial                  Page
Statements

The   following  documents   are
filed as part of this report:

     a)    E-Com    Technologies
Corporation

        Report   of   G.    Brad                   F-1
Beckstead, CPA

      Consolidated Balance Sheet                   F-2
as of June 30, 2000 and December
31, 1999

Consolidated    Statement     of
Operations   and   Comprehensive
Income
for  the  six months ended  June
30, 2000 and
for  the period from January 29,                   F-3
1999 (Inception) to December 31,
1999

Consolidated    Statement     of
Changes in Stockholder's Equity
for  the  six months ended  June
30, 2000
and  for the period from January                   F-4
29, 1999 to December 31, 1999

Consolidated Statement  of  Cash
Flows
for  the  six months ended  June
30, 2000
and  for the period from January                   F-5
29, 1999 to December 31, 1999

Notes  to Consolidated Financial                   F-6
Statements


/16/








                  E-Com Technologies Corporation
                         (and Subsidiary)

                    Consolidated Balance Sheets
                               as of
                           June 30, 2000
                                and
                         December 31, 1999

                                and

  Consolidated Statements of Operations and Comprehensive Income,
    Consolidated Statements of Changes in Stockholders' Equity,
                                and
               Consolidated Statements of Cash Flows
              for the Six Months Ending June 30, 2000
 and for the Period from January 29, 1999 (Inception) to December
                             31, 1999






                         TABLE OF CONTENTS




                                              Page

Independent Auditor's Report                     1

Consolidated Balance Sheets                      2

Consolidated  Statements   of                    3
Operations  and Comprehensive
Income

Consolidated  Statements   of                    4
Changes    in   Stockholders'
Equity

Consolidated  Statements   of                    5
Cash Flows

Notes     to     Consolidated                    6
Financial Statements






G. BRAD BECKSTEAD
Certified Public Accountant
                                                330 E. Warm Springs
                                                Las Vegas, NV 89119
                                                       702.528.1984
                                                   425.928.2877efax


                   INDEPENDENT AUDITOR'S REPORT


To the Board of Directors and Stockholders of E-Com Technologies Corporation

I have audited the consolidated balance sheets of balance sheets of E-Com Technologies Corporation (a Nevada corporation) and its subsidiary as of June 30, 2000 and December 31, 1999, and the related consolidated statements of operations and comprehensive income, changes in stockholders' equity, and cash flows for the six months ending June 30, 2000 and for the period from January 29, 1999 (Inception) to December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of E-Com Technologies Corporation and its subsidiary as of June 30, 2000 and December 31, 1999, and the results of their operations and their cash flows for the six months ending June 30, 2000 and for the period from January 29, 1999 (Inception) to December 31, 1999, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 10 to the consolidated financial statements, the Company's net current assets are less than its net loss for the six months ending June 30, 2000. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 10. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.



G. Brad Beckstead

August 24, 2000


/F-1/



        E-Com Technologies Corporation
          Consolidated Balance Sheet
      June 30, 2000 and December 31, 1999

                            June 30,   December
                                            31,
                                2000       1999
                            ========   ========
Assets

Current assets:
 Cash                        $  71,493 $  4,648


 Accounts receivable           7,752        912

 Sales tax receivable          4,414      1,142

     Total current assets     83,659      6,702

Fixed assets:

 Computer equipment           26,806          -

 Furniture and fixtures          372          -

 Websites                     16,668      4,436

 Less         accumulated    (4,408)      (532)
depreciation

     Total fixed assets       39,438      3,904

Other assets:

 Deposits                        543          -

     Total other assets          543          -

Total Assets               $ 123,640   $ 10,606
                           =========   ========

Liabilities           and
Stockholders' Equity

 Current liabilities:
 Accounts payable            $   280   $      -

 Federal   income   taxes      2,997      3,059
payable

 Current portion of long-      4,401          -
term debt

     Total        current      7,678      3,059
liabilities
                              ======      =====

Long-term liabilities
 Capital  leases  payable     10,985          -
(net)

     Total      long-term     10,985          -
liabilities

          Total               18,663      3,059
liabilities
                              ======      =====

Stockholders' Equity:
Preferred  stock,  $0.001
par   value,   10,000,000
shares  authorized,  zero
shares     issued     and
outstanding                       -           -

Common stock, $0.001  par
value,  90,000,000 shares
authorized,    12,501,913
shares     issued     and
outstanding
                              12,502      4,200

 Additional       paid-in    191,889          -
capital

 (Deficit)/Retained         (98,907)      3,350
earnings

 Accumulated        other      (507)        (3)
comprehensive income

           Total             104,977      7,547
stockholders' equity


Total   Liabilities   and  $ 123,640   $ 10,606
Stockholders' Equity       =========   ========


/F-2/



        E-Com Technologies Corporation
   Consolidated Statement of Operations and
             Comprehensive Income
   For the Six Months Ending June 30, 2000
   and for the Period from January 29, 1999
       (Inception) to December 31, 1999



                          Six Months   January
                              Ending  29, 1999
                            June 30,  (Incepti
                                2000    on) to
                                      December
                                           31,
                                          1999
                          ==========  ========
Revenue:
 Website services         $  13,388  $  46,467


 Hardware/software             3,225         -
sales
      Total revenue           16,613    46,467

Cost of sales:
 Cost of sales                 9,892    19,719

      Total cost of            9,892    19,719
sales

Gross profit                   6,721    26,748

Expenses:

 Selling, general, and       104,701    19,824
administrative

 Depreciation expense          3,876       515

 Interest expense                563         -

      Total expenses         109,140    20,339

Income from operations     (102,419)     6,409

Other income:

 Interest income                 162         -

      Total other                162         -
income

Income before income       (102,257)     6,409
taxes

Provision for income               -   (3,059)
taxes

Net (loss) income          (102,257)     3,350

Other comprehensive
income:

Foreign currency               (504)       (3)
translation adjustments

Net (loss) income        $ (102,761)   $ 3,347
                         ===========   =======


Weighted average number
of common
 shares outstanding
                          11,174,678  9,934,132
                          ==========  =========

Net loss per share             $   -     $   -
                          ==========  =========


/F-3/



                 E-Com Technologies Corporation
              Consolidated Statement of Changes in
                      Stockholders' Equity
            For the Six Months Ending June 30, 2000
            and for the Period from January 29, 1999
                (Inception) to December 31, 1999

                                             Accumulated
                                                Other           Total
                                            Comprehensive    Stockholders
                                               Income           Equity
            Common Stock  Additional   Net
           =============   Paid-In   Income
                           Capital   (Loss)
           Shares  Amount
           ------  ------ --------   ------  -----------     ------------
January
31, 1999
 Issued    3,000, $ 3,000  $   -    $   -     $      -         $ 3,000
for cash      000

April 4,
1999
 Issued    1,200,   1,200                                        1,200
for cash      000

Foreign
currency
translati                                          (3)             (3)
on
adjustmen
ts

Net                                 3,350                        3,350
income
           ======   ===== ======   ======     ========         =======
Balance
as of
December   4,200, $ 4,200 $    -   $3,350     $    (3)         $ 7,547
31,          000
1999


April 30,
2000
 Issued    478,26     478 119,51                               119,990
for cash       00              2

April 30,
2000
 Issued    51,700      52 12,448                                12,500
for
services

April 30,
2000
 Issued    269,10     269 67,007                                67,276
for cash        5

April 30,
2000
  Issued    1,700       2    423                                   425
for
services

May 23,
2000
 2.5:1
forward
stock
split
           7,501,   7,501 (7,501)                                    -
              148

Foreign
currency
translati                                        (504)           (504)
on
adjustmen
ts


Net                               (102,25                    (102,257)
loss                                   7)
           ------   ----- ------- -------     --------      ----------
Balance
as of
 June      12,501   $12,5 $191,88 $(98,90     $  (507)      $  104,977
30, 2000     ,913      02       9      7)
           ======   ===== ======= =======     ========      ==========


/F-4/



        E-Com Technologies Corporation
     Consolidated Statement of Cash Flows
   For the Six Months Ending June 30, 2000
   and for the Period from January 29, 1999
       (Inception) to December 31, 1999

                                 Six       January
                              Months      29, 1999
                              Ending      (Incepti
                                June        on) to
                                 30,      December
                                2000           31,
                                              1999
                             ==========   ========
Cash flows from operating
activities
Net income                   $(102,257)     $3,350


Adjustments to reconcile
net income to net cash
(used) provided
     by operating
activities:

    Depreciation expense          3,876        532

     Stock issued in             12,925
exchange for services

     (Increase) decrease
in:
           Accounts             (6,840)      (912)
receivable

           Sales tax            (3,272)    (1,142)
receivable

           Deposits               (543)          -

     Increase (decrease)
in:
           Accounts payable         280          -

           Federal income          (62)      3,059
taxes payable

Net cash (used) provided by    (95,893)      4,887
operating activities

Cash flows from investing
activities

     Purchases of fixed        (22,604)    (4,436)
assets

     Principal payments on      (1,420)          -
long-term debt                    )

Net cash used by investing     (24,024)    (4,436)
activities

Cash flows from financing
activities

     Issuance of capital        187,266      4,200
stock

Net cash provided by            187,266      4,200
financing activities

Effect of foreign currency        (504)        (3)
translation on cash

Net increase in cash             66,845      4,648

Cash - beginning                  4,648          -

Cash - ending                  $ 71,493    $ 4,648
                               ========    =======

Supplemental disclosures:

     Interest paid                $ 563      $   -
                               ========    =======
     Income taxes paid            $   -      $   -
                               ========    =======
     Non-cash investing and
financing activities:

           Stock issued in     $ 12,925      $   -
exchange for services

           Fixed assets          16,806          -
purchased with assumption
of long-term debt
                               --------    -------


/F-5/


                  E-Com Technologies Corporation
            Notes to Consolidated Financial Statements
                June 30, 2000 and December 31, 1999


Note 1 - History and organization of the company

The Company was organized on January 29, 1999 (Inception) under the laws of the State of Nevada, as E-Com Technologies Corporation. The Company develops and hosts web sites.

Note 2 - Accounting policies and procedures

Principles of consolidation
The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, E-Com Consultants Corporation (a Canadian corporation), after elimination of all intercompany accounts and transactions.

Basis of accounting

The Company prepares its financial statements in accordance with generally accepted accounting principles. This basis of accounting involves the application of accrual accounting; consequently, revenues and gains are recognized when earned, and expenses and losses are recognized when incurred.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable

Accounts receivable represent amounts due for developed web sites and monthly hosting fees. No allowance has been provided on accounts receivable because management believes all amounts are collectible.

Cash and cash equivalents

The Company maintains a cash balance in a non-interest-bearing account that currently does not exceed federally insured limits. For the purpose of the statements of cash flows, all highly liquid investments with an original maturity of three months or less are considered to be cash equivalents. There were no cash equivalents as of June 30, 2000 and December 31, 1999.

Income (loss) per share

Net income (loss) per share is provided in accordance with Statement of Financial Accounting Standards No. 128 (SFAS #128) "Earnings Per Share". Basic income (loss) per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period. As of June 30, 2000 and December 31, 1999, the Company did not have any dilative common stock equivalents, such as stock options or warrants.

Dividends

The  Company  has not yet adopted any policy regarding  payment  of
dividends.    No  dividends  have  been  paid  or  declared   since
inception.

Websites

The cost of websites are depreciated over the estimated useful life of two years utilizing the straight-line method of depreciation.

Property and Equipment

Property  and equipment are recorded at cost.  Minor additions  and renewals  are  expenses in the year incurred.  Major additions  and renewals are capitalized and depreciated over their estimated useful lives. Depreciation is calculated using the straight-line method over the estimated useful lives as follows:

      Computer equipment           3 years
      Furniture and fixtures       5 years


Foreign Currency Translation

All assets, liabilities, revenues and expenses of E-Com Consultants Corporation have been restated from Canadian dollars to U.S. dollars for purposes of the consolidation. Assets and liabilities were restated using the exchange rates at June 30, 2000 and December 31, 1999 and the revenues and expenses were restated using the average exchange rates in 2000 and 1999.

Note 3 - Income taxes

Income  taxes  are  provided  for using  the  liability  method  of accounting in accordance with Statement of Financial Accounting Standards No. 109 (SFAS #109) "Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities. At June 30, 2000 and December 31, 1999, there were no material differences between financial and tax reporting and, therefore, no deferred tax benefit or liability was accrued. Because the Company reported a net loss at June 30, 2000, no federal income tax liability existed. The federal income tax liability reported at December 31, 1999 is estimated using enacted Canadian corporate tax rates.

Note 4 - Long-term debt

Long-term debt consists of the
following at June 30, 2000:

19.4% capital lease payable to
Success Lease, with monthly
principal and interest payments
of $412, due in March 2003, and
secured by computer equipment
                                                    $  11,176

13.7% capital lease payable to
One Lease, with monthly principal
and interest payments of $60, due
in January 2003, secured by
computer equipment and guaranteed
by a stockholder.
                                                        1,563

11.9% capital lease payable to
Fidelity Leasing, with monthly
principal and interest payments
of $91, due in January 2003,
secured by computer equipment and
guaranteed by a stockholder.
                                                        2,647

Total                                                  15,386
                                                     --------
Less current portion of long-term                     (4,401)
debt

Total long-term debt at June 30,                     $ 10,985
2000                                                 ========


Principal payments due on long-term debt are as follows as of June 30, 2000:

     2001                                $   4,401
     2002                                    5,226
     2003                                    5,759
     ---------------------------------------------
     Total                                $ 15,386


There was no long-term debt at December 31, 1999.

Note 5 - Stockholder's equity

The Company is authorized to issue 90,000,000 shares of its $0.001 par value common stock and 10,000,000 shares of its $0.001 par value preferred stock.

On January 31, 1999, the Company issued 3,000,000 shares of its $0.001 par value common stock to the founders of the Company in exchange for cash of $3,000.


On April 4, 1999, the Company issued 1,200,000 shares of its $0.001 par value common stock in exchange for cash of $1,200 in an offering exempt from registration under Regulation D, Rule 504 of the Securities Act of 1933, as amended.

On April 30, 2000, the Company completed a state registered public offering of its $0.001 par value common stock under Regulation D, Rule 504 of the Securities Act of 1933, as amended, in which 529,960 shares were issued at $0.25 per share for a total consideration of $119,990 in cash and $12,500 in services.

On April 30, 2000, the Company completed a foreign private offering of its $0.001 par value common stock under Regulation S of the Securities Act of 1933, as amended, in which 270,805 shares were issued at $0.25 per share for a total consideration of $67,276 in cash and $425 in services.

On  May  23,  2000, the board of directors approved  a  2.5  for  1 forward stock split. This increased the Company's common shares outstanding by 7,501,148, increased the $0.001 par value common stock by $7,501, and decreased the additional paid-in capital by $7,501.

There have not been any other issuances of common stock.

There have not been any issuances of preferred stock.

Note 6 - Warrants and options

On May 23, 2000, the board of directors approved a stock option plan that would allow directors, officers, employees, service providers, and affiliated companies of the Company to receive stock options. The total aggregate stock available under the stock option plan is limited to 10% of the issued and outstanding common stock of the Company. Additionally, the exercise price of the stock options will be determined by the board of directors at the time the stock options are granted.

The Company did not have any dilutive items, such as, convertible preferred stock, convertible debt, or stock warrants at June 30, 2000 and December 31, 1999. Although the Company approved a stock option plan on May 23, 2000, if the exercise price of the stock options was less than the average market price of the common stock, the effect of exercising the options would have an antidilutive effect as the Company reported a net loss for the six months ending June 30, 2000. Therefore, basic and diluted earnings per share are the same.

Note 7 - Operating leases

The Company leases computer equipment under an operating lease. The lease term is 24 months starting in May 2000 and requires monthly lease payment of $78. The rental expense for the six months ending June 30, 2000, incurred in connection with the lease was $78. Future minimum lease payments are as follows:

     2001                                      $   936
     2002                                          858

The Company also rents office space on a month-to-month basis.

Note 8 - Related party transactions

The Company utilizes certain office and operating equipment that is provided by a company that is owned by the Company's president. The Company is not charged for the use of the equipment and no value has been recorded for the use of the equipment as the value is deemed to be immaterial with respect to these financial statements.

Three of the Company's stockholders provide professional services to the Company. The stockholders each receive up to $3,000 (Canadian) per month for the services they provide. The expenses incurred in connection with the professional services totaled $24,490 and $6,122 for the six months ending June 30, 2000 and for the period from January 29, 1999 (Inception) to December 31, 1999, respectively. Contracts relating to the professional services do not exist between the Company and the stockholders.


Note 9 - Concentrations

As of December 31, 1999, one customer provided $45,537 of the total revenue reported of $46,467. Since 1999, the Company has not generated any revenue from that customer.

During 1999, two Canadian companies provided services to the Company that accounted for 100% of the amount reported as cost of sales for the period ending December 31, 1999.

Note 10 - Going concern

These financial statements are presented on the basis that the Company is a going concern. Going concern contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable length of time. Although the accompanying financial statements show that current assets exceed current liabilities at June 30, 2000, the net current asset of $75,981 is less than the net loss for the six months ending June 30, 2000 of $102,257. Management plans to sell additional shares of its $0.001 par value common stock through private placement offerings and to increase its website development revenue and website hosting revenue by increasing its customer base through additional marketing efforts. Management anticipates that the private placement offerings and increased revenues will provide sufficient operating capital. If the Company does not produce sufficient operating capital, it will be unlikely for the Company to continue as a going concern.


/F-6/




                             Part III

Item 1.        Index to Exhibits

Exhibit    Name and/or Identification of Exhibit
Number

    3      Articles of Incorporation & By-Laws
                a.  Articles of Incorporation of the Company filed
           January 29, 1999
                b.  By-Laws of the Company adopted October 1, 1999

   21      Subsidiaries of the Small Business Issuer
                E-Com Consultants Corporation

   23      Consent of Experts and Counsel
                Consents of independent public accountants

   27      Financial Data Schedule
                Financial Data Schedule of E-Com Technologies
           Corporation ending June 30, 2000


/17/



                            SIGNATURES

   In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                  E-Com Technologies Corporation
                           (Registrant)

Date:     September 8, 2000

By:  /s/ James Malish

     James Malish, President


Date:     September 8, 2000

By:  /s/ Ron Jorgensen

     Ron Jorgensen, Secretary and Treasurer